THE SOURLIS LAW FIRM
                      Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*		The Galleria
Philip Magri, Esq.+			2 Bridge Avenue
Joseph M. Patricola, Esq.*+ #		Red Bank, New Jersey 07701
					(732) 530-9007  Fax (732) 530-9008
					www.SourlisLaw.com
* Licensed in NJ			Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

________________________________________________________________________________


July 22, 2009

VIA EDGAR AND EXPRESS MAIL
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20549

Attn: 	Daniel H. Morris
 	Attorney-Advisor

			Re: 	Casino Players, Inc.
				Amendment No. 6 to Registration on Form S-1
				Filed July 21, 2009
				File No.: 333-138251

Dear Mr. Morris:

	Below please find our responses to the Staff's comment letter, dated July 14, 2009 (the "Comment Letter"), regarding Amendment No. 5 to Registration Statement on Form S-1 filed on July 9, 2009 by our client, Casino Players, Inc. (the "Company"). Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

 	Please be advised that the Company has filed Amendment No. 6 to the Registration Statement today. A copy of this letter and Amendment No. 6, marked to show changes to Amendment No. 5 will be sent to you via express mail today.

 	Please do not hesitate to contact me at (732) 610-2435 if you have any questions regarding this matter.

 					Very truly yours,

					/s/ Philip Magri

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Cover Page

1.	We note that you have removed from the cover page the statement that selling stockholders may be deemed to be underwriters. In your next amendment, please revise to ensure that this statement appears on the cover page.

Response:

We have inserted the sentence.

Summary

2.	We note your response to prior comment 3 and reissue.  Please revise the first paragraph to remove the disclaimer that the summary is "not complete."

Response:

We have removed this disclaimer.

Who We Are

3.	We note your response to prior comment 4 and reissue in part.  In addition to disclosing your revenues for the most recent interim stub, please revise here and in the business section to also disclose your net loss for this period.

Response:

We have revised the second paragraph under Who We Are to read as follows:

At March 31, 2009, we had $95 in cash on hand and a stockholders' deficit of $451,763. For the twelve months ended December 31, 2007, we had revenues of $81,431 and a net loss of $143,026, compared to $4,200 in revenues and a net loss of $34,849 for the fiscal year ended December 31, 2008. For the three months ended March 31, 2009, we generated $1,307 in revenues, compared to $4,200 during the three months ended March 31, 2008. Net losses for March 31, 2009 were $3,867 vs. $607 for the three months ended March 31, 2008. The increase in net losses were due to a decrease of $2,893 in revenues in from $4,200 for the three months ended March 31, 2008 to $1,307 for the three
months ended March 31, 2009.   In our auditor's 2008 audit report, they
expressed their doubt as to our ability to continue as a going concern. We do not currently have enough capital to fund our operations for the next 12
months.   We estimate that we will need $500,000 to fund our operations for the next 12 months.

4.	We note your response to prior comment 6. Given the lapse of time since your prior cruise tournament, please remove all disclosure related to the April 2005 mini-poker tournament from your summary section. You may still include this disclosure in our description of Business section, as you have already done.

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Response:

	We have deleted the disclosure related to the April 2005 mini-poker tournament from the summary section. It is still in the Description of Business section.

5.	We note that the disclosure you added in response to prior comment 8 related to the number of players you have sent to casinos is located on both page 3 and page 4 . Please revise to remove the repetition. Given that the phrase "Play to Qualify" is not defined until page 4, we recommend removing the repetitive disclosure page 3 in lieu of that found on page 4, or defining this term on page 3. In addition, please disclose whether the 100 gamblers sent to casinos in 2007 and 50 gamblers sent in 2008 wer4e qualified players or "Play to Qualify" players.

Response:

We have deleted the repetition and have changed the first paragraph under "Our Services" to read as follows:

Through our website, www.CasinoRatedPlayers.com (the contents of which are not incorporated by reference herein) we offer four services to gamblers seeking Gambling and entertainment. Applicants complete a reservation form on our website and indicate his dates of travel and first and second place priority Casinos. The Company returns a confirmation for to the applicant to receive a Casino rate for his room with the betting requirements for the Casino of his choice. Applicants are charged a one-time $30 per room administrative fee after we confirm their Casino room rate and qualifications to earn a free room under "Play to Qualify". We do not charge for any services other than a "Play to Qualify" reservation. "Play to Qualify" is a service we offer to Players that do not have a history of gaming and want to qualify for free Casino Resort rooms. We contact the Casino and request a Casino Rate for "Play to Qualify" room. The Casino normally offers a discount of 50% off of rack rate. The Player uses his credit card to check into Casino and will be notified at check out if they qualified for a free room. If they do not qualify, the Casino Rate will be charged to Players credit card, receiving a discounted room rate. The Player pays the company a service fee of $30 for making the reservation; and if the Player qualifies for a free room, we receive a Casino Rep commission from the Casino.

6.	It appears that your goal to send 2,000 "Play to Qualify" and 200 qualified players to casino resorts is substantially higher than the number of players you have been able to send during the past 2 years. Please revise to disclose in detail your strategy for meeting this aspiration or remove this disclosure.

Response:

           We have deleted this disclosure.

..

Casino Licenses

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7.	Your disclosure is unclear as to whether a casino representative agreement and a license are one and the same. Please revise your disclosure to clarify. In your response, please address whether the license is granted by the state or by the state and relevant casino.

Response:

We have revised the disclosure to state the following:

A Casino Rep Company needs a Gaming License from each state that the Rep Company wants to send Players and a Casino Rep Agreement from the relevant casino. We are licensed in Nevada, New Jersey, the Bahamas, Foxwoods in Connecticut and Puerto Rico. In granting the licenses in the foregoing territories, the relative gaming commissions and casino completed a customary and thorough background check on Joe Fahoome, the President Casino Rated Players. We have a total 25 licenses, 14 of which are with Harrah's casinos.

Risk Factors

8.	We note your response to prior comment 13.  Please revise to clarify that failure to maintain effective internal controls may increase your susceptibility to fraud and error and may also expose your company and its officers and directors to additional liability.

Response:

We have revised the risk factor to state the following:

If we fail to maintain an effective system of internal controls, we may not be able to detect fraud or report our financial results accurately, which could harm our business and we could be subject to regulatory scrutiny.

Upon the effectiveness of this Registration Statement of which this prospectus forms a part, we will be required to file periodic and other reports with the SEC. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, referred to as Section 404, we will be required, to perform an evaluation of our internal controls over financial reporting in our annual report on Form 10-K for the fiscal year ended December 31, 2009, and have our independent registered public accounting firm test and evaluate the design and operating effectiveness of such internal controls and publicly attest to such evaluation. We are in the process of preparing an internal plan of action for compliance with the requirements of Section 404, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet completed our effectiveness evaluation. As a result, we cannot guarantee that we will not have any material weaknesses reported by our independent registered public accounting firm. Compliance with the requirements of
Section 404 is expected to be expensive and time-consuming. If we fail to complete this evaluation in a timely manner, or if our independent registered public accounting firm cannot timely attest to our evaluation or disagrees with management's report on the Company's internal

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control over financial reporting, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations, and cause potential stockholders and clients to lose confidence in our financial reporting, which could harm our business and the value of our common stock. Also, our failure to maintain effective internal controls may increase our susceptibility to fraud and error and may also expose our company and its officers and directors to additional liability.



Description of Business - General

9.	Refer to the second -to-last sentence of the fourth paragraph of this section.  Please revise for clarity.

Response:

We have revised the disclosure to read as follows:

In consideration for CRP, we issued 4,000,000 shares of restricted common stock to the former owner of CRP, Invicta Group, Inc. Invicta Group, Inc. issued the 4,000,000 shares to Mr. Forhan on June 28, 2008 when Mr. Forhan agreed to forgive two of Invicta Group, Inc. liabilities to Mr. Forhan:
$200,000 accrued wages to Forhan and $245,000 loan due to Mr. Forhan. Mr. Forhan was a related party as he was the Chief Executive Officer of Invicta Group Inc. at the time of the acquisition and transfer and the Chief Executive Officer of Casino Players, Inc. at the time of the transfer The independent directors of Invicta negotiated on behalf of Invicta.



Description of Properties

10.	We note your response to prior comment 26.  Please revise to disclose how you are able to occupy the current office space without paying rent and whether it is being provided without charge by a related party.

Response:

We have revised the disclosure to read as follows:

                           DESCRIPTION OF PROPERTIES

We do not own or lease any property. The Company currently uses 250 squares feet office space. The offices are located at 2400 North Commerce Parkway,

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Suite 205, Weston, Florida 33326 (10 miles west of Ft. Lauderdale) at no cost
from an unrelated party.   We intend to return to Ft. Lauderdale, Florida in
the near future, subject to sufficient funding.

Use of Proceeds

11.	We note your response to prior comment 27 and reissue.  To the extent you are planning to pursue acquisitions beyond the scope of other casino representation companies, please revise your disclosure throughout, particularly in the business section, to discuss such intentions in detail. The Use of Proceeds section should not be the first and only place these intentions are mentioned.

Response:

We have added the disclosure in the Business Strategy section:

The Company also intends to seek strategic acquisitions in complementary businesses, such as internet poker sites casino representative companies and/or e-mail database companies.

Determination of Offering Price

12.	We note your response to prior comment 29.  Please provide in more detail regarding the factors used to calculate the price. To the extent the price was arrived at arbitrarily, please disclose this fact without also including factors to suggest is was arrived at otherwise. Please make similar revisions to your disclosure under "Offering Price" on page 7, "Terms of the Offering" on page 24 and elsewhere in the registration statement, as appropriate.

Response: We have added page 22, page 7 Offering Price and page 26 Terms of the Offering:

	We have clarified that the offering price of the securities was arbitrarily determined by the Company.



13.	Please revise the final paragraph of this section to clarify that the selling shareholders will sell their shares for $0.25 per share until the shares are quoted on the OTC:BB. Your current disclosure suggests that they will sell their shares for $0.25 only if the shares are quoted on the OTC:BB.

Response:

We have revised the disclosure to read as follows:

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We have arbitrarily determined the $0.25 purchase price of our common stock registered on a registration statement of which this prospectus is a part. Upon the effectiveness of the registration statement, we intend to solicit a registered broker/deal to submit an application with FINRA to be a market maker of our common stock and to have our common stock quoted on the OTC Bulletin Board. The Selling Stockholders will sell their shares at privately negotiated prices, and/or prevailing market prices if our common stock is quoted on the OTCBB.



Selling Stockholders

14.	Please tell us whether you entered into a written agreement with iVest
Investments to cancel a portion of the shares issued to it. If so, please file the agreement. If the agreement was oral, please disclose that fact.

Response:

We have revised footnote (3) to the Selling Stockholders Table to read as follows:

iVest Investments, LLC, former counsel to the Company, was originally issued 2,900,000 shares of common stock for services that include the registration of 1,000,000 shares offered by this prospectus on Form S-1, and the provision of 12 months of legal services to the company to commence after the effectiveness
of the registration statement.   In May 2007, the Company verbally terminated
its agreement with iVest Investments, LLC and they mutually verbally agreed for the cancellation of 1,900,000 of the 2,900,000 shares held by iVest
Investments, LLC.    The Company issued the canceled shares (1,900,000 shares)
to The Scott Law Firm, P.A. J. Bennett Grocock has ultimate voting and dispositive control of the shares held by iVest Investments, LLC.

Summary Compensation Table

15.	Please revise the footnotes to briefly explain why the amounts accrued by Mr. Forhan and Mr. Fahoome differ even though they are paid the same salary. Make similar clarifying revisions to your discussion of the employment agreements on page 29.

Response:

	We have included the following sentence in footnote (2) to the table:

Mr. Forhan agreed to stop wages for a period of 6 months in 2005 in an effort to minimize overhead.

16.	Please revise footnote (2) to state why management stopped accruing wages and under what circumstances they will paid wages in the future.

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Response:  We have revised footnote (2) to the table to read as follows:

The accrued compensation started in October 2005 for Joseph Fahoome and he is currently owed $221,000 and William Forhan is owed $178,000. Mr. Forhan agreed to stop wages for a period of 6 months in 2005 in an effort to minimize overhead. Management stopped accruing wages on June 30, 2007 due to lack of working capital and reduced revenues. The Company anticipates paying such owed amounts if and when the Company becomes profitable. Messrs. Forhan and Fahoome employment contracts are both the same and both are based on $7,000 a month totaling $84,000 a year for each employee.

Security Ownership of Certain Beneficial Owners

17.	Please supplementally describe for us the transaction which resulted in
Mr. Forhan's ownership of 12,000,000 shares and Mr. Fahoome's ownership of 8,000,000 shares.

Response:

We have added the following as footnotes (3) and (4) to the table:

(3)	Mr. Fahoome received 8,000,000 Founders Shares when the Company was organized. Mr. Forhan received an additional 4,000,000 shares June 28, 2008 from Invicta Group Inc. in exchange of $445,000 liability to Mr. Forhan: a $245,000 loan and $200,000 in accrued wages.

(4)	Mr. Fahoome received 8,000,000 Founders Shares when the Company was organized.



Management's Discussion and Analysis

Revenue Recognition

18.	We note your proposed revisions to your revenue recognition policy in response to our comment 26 in the staff letter dated May 6, 2009. In addition, we note the revisions to your document on page 15 and 37 related to revenue recognition. However, there still appears to be inconsistencies in your revenue recognition policy. For example, you state on page 15 that no commission is recognized until it is received, but you state on page 37 that you record a receivable after a player departs the casino. These statements appear contradictory. Please revise to clarify the point at which revenue is recognized and to consistently state this policy throughout the document, including the pages referenced above and in our note to the financial statements. In this regard, your disclosures should clarify when the casino provides the summary of play and the estimated commission earned by each player. If you recognize revenues as an account receivable "at the time the player departs the casino" we assume that you receive the Casinos' summary on the player's departure date. Please revise to clarify.

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Response:

We have added the following to the Who We Are section:

We record revenue after a Player departs a Casino or Cruise line if we have confirmation of commission amount due. Sometimes, however, it can take up to a week to receive confirmation that a Player has qualified for the Company to receive a commission.


	We have also revised the disclosure in the MD&A to state the following:

Revenue Recognition

The Company follows the guidance of the Securities and Exchange Commission's Staff Accounting Bulletin 104 for revenue recognition. The Company uses these guidelines to recognize revenues from our customers: Cruise lines and Casinos. We record revenue after a Player departs a Casino or Cruise line if we have confirmation of commission amount due. Sometimes, however, it can take up to a week to receive confirmation that a Player has qualified for the Company to receive a commission. We record as accounts receivable and accrue revenue. The revenue is received in 30 -45 days after the Player departs, and the receivable is adjusted based on the actual check is received.



Assets

19.	Your December 31, 2007 balance sheet states that you have total assets of $12,649.  Please revise or advise.

Response:

We have revised the disclosure to state the following;

Assets

At December 31, 2008, we had total assets of $6,907 compared to $12,649 at December 31, 2007. Total assets at December 31, 2008 consisted of $263 in cash on hand and $6,644 in property and equipment (net of $4,000 in depreciation). Total assets at December 31, 2007 consisted of $138 in cash on hand, $8,144 in property and equipment (net of $2,500 in depreciation), and a security deposit for our offices of $4,367.

Liquidity and Capital Resources

20.	Please disclosure whether the shareholder loans were made pursuant to written agreements.  If they were, please revise the agreements as exhibits.

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Response:

	We have revised the first paragraph of the section to state the following:

Liquidity and Capital Resources

At March 31, 2009, we had $95 in cash on hand, liabilities totaling $458,127 and a stockholders' deficit of $451,763. In their 2008 audit report, our auditors have expressed their doubt as to our ability to continue as a going concern. To date, the Company has financed its operations from private sales of its common stock and from loans totaling $24,783 from the Company's officers and directors as of March 31, 2009. These loans are not pursuant to any written agreement. The Company has agreed to repay such loans upon the receipt of sufficient capital.



Certain Relationship and Related Transactions

21.	Refer to your response to our prior comment 43.  You state that Invicta
Group "wrote the debt off as uncollectible when they completed their December 31, 2007 audit." However, please explain why this action by Invicta justifies your decision to write-off the obligation. That is, please clarify to us and in your filing whether the debt was formally forgiven by Invicta and/or whether some other formal agreements was reached which released you from any further obligation with regard to this debt. In addition, please provide reconciliation or other explanation to detail the discrepancy between the $30,428 liability that was previously recorded and the write-off amount of $50,047 as shown in the journal entry.

Response:

We have updated our filing to indicate that the debt was formally forgiven by Invicta Group Inc. via a formal agreement and that there is no further obligation on the part of the Company with regard to this debt.

The following activity occurred between the balance at March 31, 2007 and the write off amount at December 31, 2007:

 	Balance at March 31, 2007 			30,428.00

 	Advances					48,260.00

 	Payments					(28,640.18)

 	Balance at December 31, 2007 			50,047.82

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22.	In addition, the impact of this write-off on your statement of operations for the year ended December 31, 2007 is not apparent.
Specifically, the journal entry shows two relatively large   amounts credited
to "other income," but your statement of operations only shows a de minimus amount of interest expense as "other income." Please explain how these adjustments were classified in your income statement for fiscal 2007.

Response:

These amounts were included in operating expenses as they did not meet the criteria to be included in "Other income (expense)". Please see comment #23 below as these amounts have now been included as a contribution to stockholders equity.



23.	Finally, if the forgiveness of debt occurred in fiscal 2007, it appears that Invicta Group was a majority shareholder at that time. If our understanding is correct, it appears that the write-off of your obligation should be recorded as a capital contribution and not as other income. Please revise or advise as appropriate. Your response should specifically indicate the ownership percentage held by Invicta Group at the date of the debt forgiveness. We may have further comments upon review of your response.

Response:

Invicta Group, Inc. was a significant shareholder. We have revised our financial statements to show the forgiveness of debt as a capital contribution. As can be seen in our S-1 filing Invicta owned 13.8% of our common stock.



Note 1. Summary of Significant Accounting Policies

Revenue Recognition

24.	Your response to comment 46 from staff letter dated May 6, 2009, regarding your revenue recognition policy proposed revisions to your disclosure which do not appear in the document. In addition, your revenue recognition policy on page F-8 does not appear to be consistent with the revenue recognition policy on page F-18. Please revise to include your proposed revision to the disclosure and to ensure that your disclosures are consistent.

Response:

We have revised the last sentence of Revenue Recognition to read as follows:

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No commission is recognized as revenue until confirmation from a Casino or
Cruiseline that a commission is due to the Corporation.

Note 5. Stock Based Compensation

25.	 Please note that an entity that makes a filing with a regulatory agency in preparation for the sale of any class of equity securities in a public market is considered a "public entity" for purposes of SFAS 123(R). Your attention is invited to the glossary in Appendix E of that statement for guidance. For that reason, you are presently required to utilize the fair value based measurement method under SFAS123(R). Since you have not issued any stock options or stock based compensation to employees, no changes are required to your financial statements. However, please revise your disclosures, here and in Note 6 on page F-20.

Response:

We have revised our disclosure under "Stock Based Compensation" and Note 6 as follows:

NOTE 5: STOCK BASED COMPENSATION

The Company accounts for employee and non-employee stock awards under SFAS 123(r), whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. The Company did not pay any stock-based compensation during the period presented.

NOTE 6: NOTES PAYABLE TO RELATED PARTY

The Company had a payable to Invicta Group, Inc. totaling $50,048 which was formally forgiven as of December 31, 2007. As Invicta Group, Inc. was significant shareholder of the Company the amount is considered contributed capital and has been recorded as such.



Exhibits

26.	If different from the license agreement filed as Exhibit 10.2, please file the casino representative agreement with Harrah's with your next amendment.

Response:

There is no separate casino representative agreement.

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27. Refer to the second- to-last sentence of the third paragraph of Exhibit 5.
It appears that you are assuming a legal conclusion that should be opined by legal counsel. Accordingly, please delete the words from "and the date of authorization..." through the end of the sentence.

Response:

Exhibit 5.1 is our counsel's legal opinion. Therefore, we respectfully submit that such disclosure by them is correct.

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